Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

Etolies Capital Group Co., Ltd. (the “Company”) is an exempted company with limited liability, incorporated under the laws of the Cayman Islands on September 13, 2024, as a holding company. Our business operations are conducted through our indirect wholly-owned Hong Kong subsidiary, Etoiles Consultancy Limited (“Etoiles Consultancy”). We also own Etoiles Financial Group Limited (“Etoiles Financial”), a company with no material operations of its own and mainly used to handle administrative expense.

We operate as a single-segment business, specializing in integrated investor relations services in Hong Kong.

Our Services

Our investor relations services encompass a comprehensive range of offerings tailored to meet the needs of our clients.

Public Relations Management involves assisting clients in enhancing their corporate image by developing strategic promotional plans, preparing corporate presentations and investor materials, and designing investor relations websites. Our Hong Kong Operating Subsidiary also creates advertising strategies and publicity materials to strengthen brand visibility. Additionally, our Hong Kong Operating Subsidiary provides support for key corporate events, including roadshows, press conferences, corporate ceremonies, and media interviews. In times of crisis, we assist in managing communication and reputation risks effectively.

Investor Relations Management focuses on strengthening relationships between our clients and their investors. Our Hong Kong Operating Subsidiary assists in drafting investor relations media documents, coordinating shareholder meetings and press conferences, and helping clients identify and engage with their shareholders to foster better investor communication and transparency.

Tailored Due Diligence Services are designed to support clients in evaluating specific investment or acquisition targets worldwide. Our Hong Kong Operating Subsidiary’s services include reviewing statutory records, conducting site visits, and preparing detailed due diligence reports to facilitate informed decision-making.

In addition to these core services, our Hong Kong Operating Subsidiary offers Value-Added Services such as website design enhancements and the production of high-quality promotional videos, ensuring that our clients maintain a strong and compelling presence in the market.

Etoiles Consultancy and Etoiles Financial were founded in 2013 and 2023, respectively. Since 2023, our Hong Kong Operating Subsidiary has focused on providing integrated investor relation services and building up our expertise and track record in the financial industry. Our Hong Kong Operating Subsidiary primarily targets companies that intend to seek a listing or are listed on the stock exchanges in Hong Kong or U.S.. Our clients mainly consist of (i) clients that intend to seek a listing or are listed on a stock exchange; and (ii) companies and professional firms in the financial industry.

We, through our Hong Kong Operating Subsidiary, have achieved significant growth in our business. For each of the six months ended June 30, 2025 and 2024, our total revenue was approximately US$1.8 million and US$0.6 million, respectively. The number of clients with revenue contribution to us was 9 for the six months ended June 30, 2024 and 17 for the six months ended June 30, 2025.

Recent Developments

The shares of the Company began trading on the Nasdaq Capital Market on August 8, 2025, under the ticker symbol “EFTY”. The Company consummated its initial public offering of 1,400,000 Class A ordinary shares. As a result, the Company has raised aggregate gross proceeds of US$5,600,000 in the initial public offering, before deducting underwriting discounts and other related expenses.

On October 3, 2025, the U.S. Securities and Exchange Commission (the “SEC”) made an order suspending trading in the securities of Etoiles Capital Group Co., Ltd (the “Company”) for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. p.m. ET on October 17, 2025 (the “Suspension Period”) because of potential manipulation in the securities of the Company effectuated through recommendations, made to investors by unknown persons via social media to purchase the securities of the Company, which appear to be designed to artificially inflate the price and volume of the securities of the Company. The order is available at https://www.sec.gov/files/litigation/suspensions/2025/34-104163.pdf.

In response to Nasdaq’s subsequent request for information relating to the SEC suspension and other related matters, the Company submitted a written response to Nasdaq on October 12, 2025.

On October 18, 2025, Nasdaq issued a public notice stating that trading in the Company’s securities will remain halted pending the receipt of additional information from the Company. The notice is available at https://ir.nasdaq.com/news-releases/news-release-details/nasdaq-halts-etoiles-capital-group-co-ltd.

As of the date of this report, the Company has not received any further follow-up requests from Nasdaq and continues to closely monitor the situation. The Company remains fully committed to cooperating with Nasdaq, the SEC and all relevant regulatory authorities to address any outstanding matters in a transparent and timely manner.

The Company wishes to state clearly that it has not authorized, participated in, or been involved with any promotion or recommendation of its securities via social media or otherwise. The Company’s management and the board of directors take this matter very seriously. The Company is fully committed to cooperating with the SEC and all relevant regulatory authorities during the Suspension Period.

The Company further emphasizes that its daily operations and business activities remain normal and unaffected by the suspension of trading. The Company continues to carry out its business plans and serve its clients as usual.

If the Company becomes aware of any false, misleading, or libelous information being circulated concerning the Company, its management, or its securities, the Company will take all necessary and appropriate legal actions to safeguard its interests and to protect its shareholders.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Six Months Ended June 30, 2025 and 2024

The following table sets forth key components of our results of operations for the six months ended June 30, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended
	June 30, 2025	June 30, 2024	Variance	% of variance
REVENUE	$1,800,576	$607,115	1,193,461	196.6%

OPERATING EXPENSES
Costs of revenue	(250,909)	(226,239)	(24,670)	10.9%
Selling expenses	(80,223)	(55,416)	(24,807)	44.8%
General and administrative expenses	(736,522)	(331,555)	(404,967)	122.1%
Total operating expenses	(1,067,654)	(613,210)	(454,444)	74.1%

INCOME / (LOSS) FROM OPERATIONS	732,922	(6,095)	739,017	12,125.0%

OTHER INCOME (EXPENSES)
Total other income (expense), net	(5,927)	(1,938)	(3,989)	205.8%

INCOME / (LOSS) BEFORE INCOME TAXES	726,995	(8,033)	735,028	9,150.1%

Income tax (expenses) / credit	(98,965)	1,219	(100,184)	(8,218.5)%
Net income	$628,030	$(6,814)	634,844	9,316.8%

Revenue

The following table sets forth our revenue by geographical area for the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended June 30,
	2025	2024	Variance
	$	$	Amount	%
Hong Kong	1,660,427	590,672	1,069,755	181%
China	-	16,443	(16,443)	(100)%
United States	140,149	-	140,149	100%
Total	1,800,576	607,115	1,193,461	197%

For the six months ended June 30, 2025, our total revenue increased significantly to US$1,800,576, compared to US$607,115 for the six months ended June 30, 2024. This substantial growth was primarily driven by an expansion in our service offerings and a significant increase in client engagements. The majority of our revenue was generated from clients based in Hong Kong, which accounted for US$1,660,427, followed by US$140,149 from the United States. The increase in revenue was primarily attributable to the rising demand for investor relations services from Hong Kong-listed and U.S.-listed companies, as well as pre-IPO firms seeking advisory support.

Operating expenses

Our operating expenses consist of the following:

	For the six months ended June 30,
	2025	2024	Variance
	$	$	Amount	%
Costs of revenue	250,909	226,239	24,670	10.9%
Selling expenses	80,223	55,416	24,807	44.8%
General and administrative expenses	736,522	331,555	404,967	122.1%
Total	1,067,654	613,210	454,444	74.1%

Operating expenses for the six months ended June 30, 2025, increased to US$1,067,654, compared to US$613,210 for the six months ended June 30, 2024. The rise in expenses was primarily due to the costs associated with business expansion, increased staffing, and higher service execution costs. Direct cost of revenue increased to US$250,909, reflecting higher subcontracting and supplier fees. Selling expenses amounted to US$80,223, primarily due to marketing and business development efforts, while general and administrative expenses increased to US$736,522 as a result of new hires and investments in operational infrastructure.

Other income (expense), net

Other income (expense) mainly represents net of other income and interest expenses.

Income tax (expense) credit

Our income tax expenses increased by US$100,184 or 8,218.5%, from tax credit of US$1,219 for the six months ended June 30, 2024, to tax expense of US$98,965 for the six months ended June 30, 2025 in line with increase in taxable income for the six months ended June 30, 2025.

Net income (loss)

As a result of the foregoing, we reported a net profit of US$628,030 for the six months ended June 30, 2025, as compared to a net loss of US$6,814 for the six months ended June 30, 2024 as the reasons discussed above.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations.

As of June 30, 2025, we had cash and cash equivalents of approximately US$1.45 million. We remain debt-free, with no outstanding bank borrowings, positioning us well to fund our ongoing operations and support future growth initiatives without leverage. As of June 30, 2025, our current assets were approximately US$2.05 million, and our current liabilities were approximately US$1.66 million. As of December 31, 2024, our current assets were approximately US$1.77 million, and our current liabilities were approximately US$1.18 million. Current ratio lowered from approximately 1.5 in 2024 to 1.2 in 2025.

In view of the current cash and bank balances and funds generated by operating activities, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date the unaudited interim condensed consolidated statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by operating activities	$699,777	$256,955
Net cash used in investing activities	$(73,008)	$(73,847)
Net cash used in financing activities	$(603,401)	$-
Net increase in cash and cash equivalents and restricted cash	$23,368	$183,108
Effect of foreign exchange rate changes	$(10,256)	$2
Cash and cash equivalents at the beginning of year	$1,441,024	$70,476
Cash and cash equivalents at the end of year	$1,454,136	$253,586

Operating Activities

For the six months ended June 30, 2025, our net cash provided by operating activities was approximately US$0.7 million, which primarily reflected cash inflow from our net income of approximately US$0.6 million adjusted for net changes in assets and liabilities of approximately US$0.07 million, which mainly represent an increase in accounts receivable of approximately US$0.3 million, an increase in deposits and other current assets of approximately US$0.3 million, an increase in contract liabilities of approximately US$0.2 million and a decrease of amount due from a director of approximately US$0.3 million.

For the six months ended June 30, 2024, our net cash provided by operating activities was approximately US$0.3 million, which primarily reflected cash inflow to our net loss of US$6,814 and net changes in assets and liabilities of approximately US$0.3 million, which mainly represent an increase in accrued liabilities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 and 2024 were US$73,008 and US$73,847 respectively, mainly represent cash payment for purchase of property and equipment respectively.

Financing Activities

For the six months ended June 30, 2025, net cash used in financing activities was approximately US$0.6 million, mainly representing payments made for deferred IPO costs.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following is a schedule of future minimum payments under operating leases as of June 30, 2025:

June 30, 2025
Period ending June 30, 2026	$184,714
Period ending June 30, 2027	101,912
Total undiscounted lease obligations	286,626
Less: imputed interest	(11,888)
Lease liabilities recognized in the consolidated balance sheet	$274,738

Capital Expenditures

For the six months ended June 30, 2025 and 2024, we purchased US$73,008 and US$73,847, respectively, of property and equipment respectively, mainly for use in our operations.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Impairment assessment of trade receivables

The management estimates the amount of lifetime expected credit loss (“ECL”) of trade receivables based on provision matrix through grouping of various debtors that have similar credit risk characteristics based on nature and industry of debtors. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective trade receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for forward-looking information that is reasonable and supportable available without undue cost or effort. In addition, trade receivables that are credit-impaired are assessed for ECL individually. The credit loss allowance amount of the credit-impaired trade receivables is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accrued liabilities, amounts due from (to) related parties and lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited interim condensed consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accrued liabilities and amounts due from (to) related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

■	Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

■	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

■	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

Lease

Effective January 1, 2023, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2025 and 2024, there were US$274,738 and US$53,418 right of use (“ROU”) assets and US$274,738 and US$53,418 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5.25% p.a. (2024: 5.25% p.a.) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 5.25% p.a. (2024: 5.25% p.a.).

Revenue Recognition

Effective January 1, 2023, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2023. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;

2.	identify its performance obligations under those contracts;

3.	determine the transaction prices of those contracts;

4.	allocate the transaction prices to its performance obligations in those contracts; and

5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company provides services to its customers that outline the rights, responsibilities, and obligations of each party in the invoices. The invoices also identify the scope of services, service fees, and payment terms. Invoices are acknowledged and accepted by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

Principal vs. Agent Considerations under ASC 606

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

●	Principal: The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

●	Agent: The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

For all the revenue types described below, the Company has determined that it acts as the principal. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

Cost of revenues

The cost of revenue for the Group primarily comprises subcontracting fees and salaries directly related to revenue generation.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of June 30, 2025 and 2024, the Company didn’t provide any allowance for doubtful accounts for accounts receivable.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2023, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of revenue, selling expenses and general and administrative expenses, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing Hong Kong dollars denominated bank borrowings. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, the majority of our consolidated revenues, costs, and expenses are denominated in Hong Kong dollars. Most of our assets are also held in Hong Kong dollars. As a result, we are exposed to foreign exchange risk, as fluctuations in the exchange rates between the U.S. dollar and Hong Kong dollar can impact our revenues and operating results. If the Hong Kong dollar depreciates against the U.S. dollar, the value of our revenues, earnings, and assets, as expressed in our U.S. dollar financial statements, will decline. Currently, we have not entered into any hedging transactions to mitigate this foreign exchange risk.